UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                 (Amendment No. 2)

                              ALLIANCE ENTERTAINMENT CORP.
                                  (Name of Issuer)

                    Common Stock, Par Value, $.0001 per share
                            (Title of Class of Securities)

                                     018593103
                                   (CUSIP Number)

                                 Joseph J. Bianco
  Alliance Entertainment Corp., 110 East 59th Street, New York, New York 10022
                                   (212) 935-6662
               (Name, Address and Telephone Number of Person Authorized
                         to Receive Notices and Communications)

                                   December 20, 1996
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / / .


                                Page 1 of 11 Pages















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                                  Schedule 13D

----------------------------                          -------------------------
CUSIP No. 018593103                                      Page 2 of 11 Pages
----------------------------                          -------------------------

1.  NAME OF REPORTING PERSON - S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON.
        Joseph J. Bianco

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) /  /
                                                                     (b)/ X /

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
        PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)    /   /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A

            NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.  SOLE VOTING POWER
        7,616,750

8.  SHARED VOTING POWER
        3,306,972

9.  SOLE DISPOSITIVE POWER
        4,455,226

10.  SHARED DISPOSITIVE POWER
        0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        12,250,388

12.  CHECK BOX IF THE AGREEMENT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        26.58%

14.  TYPE OF REPORTING PERSON*
        IN

                                    2

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                       AMENDMENT NO. 2 TO SCHEDULE 13D

     This Amendment No. 2 to Schedule 13D amends and restates in its entirety the Schedule 13D filed by Joseph J. Bianco with the Securities and Exchange Commission on June 12, 1995 as amended by Amendment No. 1 filed on September 23, 1996 (the "Schedule 13D").

Item 1.   Security and Issuer.

              This statement relates to shares of Common Stock, par value $.0001 per share (the "Common Stock"), of Alliance Entertainment Corp., a Delaware corporation ("Alliance Entertainment" or the "Company"), which has its principal executive offices at 110 East 59th Street, New York, New York 10022.

Item 2.     Identity and Background.

                (a) This amended statement is being filed by Joseph J. Bianco. As of December 20, 1996 Mr. Bianco actually owns 3,128,560 shares of Common Stock and has options to purchase 1,326,666 shares of Common Stock. Joseph Bianco may be deemed to be a "group" for purposes of Section 13(d)(3) and Rule 13d-5(b) of the Exchange Act of 1934 (the "Act") with the following stockholders of the Company's Common Stock: (1) Anil K. Narang; (2) Jerry Bassin; (3) Alan Shapiro; (4) Lawrence Burstein; and (5) Barry Goldin (the "Stockholders") by virtue of a Restated Stockholders Agreement dated November 30, 1993 among the Company, Mr. Bianco and the Stockholders ("Restated Stockholders Agreement") previously filed as Exhibit 1 hereto. Therefore, pursuant to the Restated Stockholders Agreement Mr. Bianco may be deemed to beneficially own an additional 4,488,190 shares of Common Stock owned by the Stockholders. Mr. Bianco expressly disclaims that they have agreed to act as a group other than as set forth in the Restated Stockholders Agreement as amended by the Amendment to Restated Stockholders Agreement dated May 18, 1995 among the Company, Mr. Bianco, the Bain Group (as hereinafter defined) and certain stockholders of the Company (the "Amendment to Restated Stockholders Agreement") previously filed as
Exhibit 2 hereto.

         Furthermore, Mr. Bianco may also be deemed to constitute a "group" for purposes of Section 13(d)(3) and Rule 13d-5(b) of the Act with the following entities: (i) Bain Capital Fund IV L.P. ("BCF-IV"), a Delaware limited partnership; (ii) Bain Capital Fund IV-B L.P. ("BCF-IV-B"), a Delaware limited partnership; (iii) BCIP Associates ("BCIP"), a Delaware partnership; and (iv) BCIP Trust Associates, L.P. ("BCIPT"), a Delaware limited partnership (BCF-IV, BCF-IV-B, BCIP, and BCIPT are hereinafter referred to as the "Bain Group") by virtue of the Amendment to Restated Stockholders Agreement. Consequently, pursuant to the Amendment to Restated Stockholders Agreement, Joseph J. Bianco may be deemed to beneficially own an additional 3,306,972 shares of Common Stock owned by the Bain Group. Joseph J. Bianco expressly disclaims that they have agreed to act as a group other than as described in the Restated Stockholders Agreement as amended by the Amendment to Restated Stockholders Agreement.


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Inducement  Agreement among Joseph Bianco,  BT Capital  Partners,  Inc., and BCI
Growth, L.P.

         In connection with the purchase by BT Capital Partners, Inc. ("BT") and BCI Growth IV, L.P. ("BCI") of 422,250 shares of the Company's Series A Preferred Stock, Mr. Bianco entered into a Voting Agreement dated as of July 16, 1996, with BT and BCI (the "July 16 Voting Agreement") filed as Exhibit 7 hereto whereby Joseph Bianco agreed to vote all shares of Common Stock owned by him for
(a) approval of the conversion rights of the Series A Preferred Stock and (b) approval of the Company's issuance of Common Stock pursuant to BT or BCI's exercise of such conversion rights. Mr. Bianco also entered into an Inducement Agreement dated as of July 16, 1996, with BT and BCI previously filed as Exhibit 5 hereto (the "Inducement Agreement"), pursuant to which among other things, Mr. Bianco agreed to certain limitations on his ability to sell stock and each of BT and BCI granted Joseph Bianco a proxy to vote all shares of Common Stock owned by them for election of directors.

Acquisition of Red Ant

            On August 27, 1996, Mr. Bianco sold 1,350,000 shares of Common Stock to Wasserstein & Co., Inc., a Delaware corporation ("WCI") and U.S. Equity Partners, L.P., a Delaware limited partnership ("USEP Delaware"), U.S. Equity Partners (Offshore), L.P., a Cayman Islands limited partnership ("USEP Offshore" and, together with USEP Delaware, "USEP") pursuant to a Stock Purchase Agreement dated August 15, 1996 (which is filed as Exhibit 3 hereto) (the "Stock Purchase Agreement"). In addition, pursuant to a Stock Acquisition and Merger Agreement ("Merger Agreement") dated August 15, 1996, among WCI, Mr. Alvin N. Teller, and other parties thereto, the Company acquired all of the outstanding units of Red Ant Box Inc., a Delaware corporation ("Red Ant") from Alvin Teller and WCI. In connection with the Merger Agreement and the Stock Purchase Agreement, Messrs. Bianco, John Friedman, Peter Kaufmann, Elliot Newman, Robert Marx, Alvin Teller, Bain Capital, Inc., BT, USEP and WCI entered into a Voting Agreement dated as of August 15, 1996 (the "August 15 Voting Agreement") previously filed as Exhibit 4 hereto pursuant to which the parties agreed to vote all shares of Common Stock owned by such party for: (a) approval of the conversion rights of the Series A Preferred Stock; (b) approval of the Company's issuance of Common Stock upon conversion of the Series A Preferred Stock and (c) approval of the Merger Agreement and the transactions contemplated therein.

Series B Preferred Stock and 6% Exchangeable Notes Due 2001

           On December 20, 1996, the Company entered into a Purchase Agreement filed as Exhibit 8 hereto (the Purchase Agreement together with exhibits thereto "Purchase Agreement") with WCI, Cypress Ventures, Inc. a wholly owned subsidiary of WCI ("CVI") and BT, pursuant to which the Company issued 57,500 shares of the Company's Series B Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred Stock") for $5 million to CVI as well as $2.5 million and $7.5 million aggregate principal amount of the Company's 6% Exchangeable Notes due 2001 (the "Notes") to CVI and BT, respectively. Subject to prior approval by the holders of the outstanding Common Stock of the issuance of sufficient shares of Common Stock and the voting rights of the

Series B Preferred Stock, both the Series B Preferred Stock and the Notes are convertible into shares of Common Stock at an initial conversion price of $1.25 per share.

           In addition, the Purchase Agreement provides for a second stage of financing, which is anticipated to occur in the first half of 1997, consisting of a rights offering (the "Rights Offering") of $35 million of Series C Convertible Preferred Stock, par value $0.01 per share (the "Series C Preferred Stock") of the Company. Completion of the Rights Offering is subject to further amendments to the Company's credit facilities satisfactory to WCI, CVI and BT and other customary conditions. The Series C Preferred Stock that is proposed to be issued by the Company pursuant to the Rights Offering will be similar to the Series B Preferred Stock, but, subject to prior approval by the holders of the outstanding Common Stock of the issuance of sufficient shares of Common Stock, will convert into the Company's Common Stock at a conversion price equal to the lesser of $2.25 or 75% of the market price per share of Common Stock at the time of conversion, subject to adjustment. WCI has entered into a standby purchase commitment in connection with the Rights Offering.

         In connection with the Purchase Agreement, Joseph Bianco, Alvin Teller, Bain Capital, Inc., BCI Growth III, L.P., BCI, BT, USEP Delaware, USEP (Offshore), CVI and WCI (individually a "Participating Party", and collectively the "Participating Parties") and Peter Kaufmann, R. Tobias Knobel, John H. Friedman, Robert O. Marx, Elliot B. Newman, Terence Shand (individually a "Terminating Party", and collectively with the Participating Parties, "Parties"), entered into a Voting Agreement dated December 20, 1996 (the "December 20 Voting Agreement") filed as Exhibit 9 hereto, pursuant to which the Parties terminated the August 15 Voting Agreement and the July 16 Voting Agreement and, (with respect to Mr. Bianco, BT and BCI) the Inducement Agreement. Pursuant to the December 20 Voting Agreement, BT and BCI revoked their proxy granted to Mr. Bianco in the Inducement Agreement and each Participating Party agreed to vote all of the shares of Common Stock now or hereafter owned by such Participating Parties for (a) approval of the conversion rights and the voting rights of the Series B Preferred Stock and the Series C Preferred Stock and the issuance of the Series B Preferred Stock and the Series C Preferred Stock pursuant to the Purchase Agreement and (b) the approval of the Company's issuance of Common Stock pursuant to any Participating Party's exercise of any such conversion rights. Notwithstanding the fact that the December 20 Voting Agreement is limited in scope, Joseph J. Bianco and the Participating Parties to the December 20 Voting Agreement might be deemed to constitute a "group" for purposes of Section 13(d)(3) and Rule 13d-5(b) of the Act. Mr. Bianco expressly disclaims that they have agreed to act as a group with the Participating Parties to the December 20 Voting Agreement other than as described therein.

                  In connection with the transactions set forth in the Purchase Agreement, Mr. Bianco agreed to become Vice-Chairman of the Board of Directors of the Company to allow a Co-Chairman of the Board of Directors of the Company to be designated by WCI as contemplated by the terms of the Purchase Agreement.

                 (b) The address of the principal business and principal office of Mr. Bianco is c/o Alliance Entertainment Corp., 110 East 59th Street, 18th Floor, New York, New York 10022.

               (c) Mr. Bianco's principal employment is as Co-Chairman and a Director of the Company.

                 (d) During the last five years, Mr. Bianco has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                 (e) During the last five years, Mr. Bianco was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state security laws or finding any violation with respect to such laws.

                  (f) Mr. Bianco is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

                The sources of funds used to acquire the shares of Company Stock beneficially owned by Mr. Bianco are as follows: (1) the 3,128,560 shares of Common Stock currently owned by Mr. Bianco were acquired on November 30, 1993, upon exchange in the merger of the Company with and into Trinity Capital Opportunity Corp., or between November 1993 and December 1996 through open market purchases and exercises of stock options granted by the Company's Compensation Committee and paid for by personal funds and loans from the Company; (2) 1,326,666 options to purchase shares of Common Stock which are exercisable within 60 days of December 20, 1996; (3) 7,795,162 shares owned and paid for by the Stockholders and by the Bain Group which Mr. Bianco has beneficial ownership pursuant to the Restated Stockholders Agreement as amended by the Amendment to Restated Stockholders Agreement.

Item 4.     Purpose of Transaction.

     Mr. Bianco acquired the shares of Common Stock owned by him for his own account for investment purposes. Mr. Bianco currently intends to retain beneficial ownership of the shares of Common Stock that he currently holds. Mr. Bianco may decide at any time to increase or decrease his holdings in the Company's Common Stock based on, among other factors, the price and availability of shares of Common Stock, personal or other investment requirements, general stock market or economic conditions, or tax considerations.

                 Except as provided in the Purchase Agreement and in the December 20 Voting Agreement and except for plans or proposals formulated in his capacity as Co-Chairman or Vice-Chairman of the Company, Mr. Bianco has not formulated plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Alliance Entertainment, or the disposition of securities of Alliance Entertainment; (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving Alliance Entertainment or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of Alliance Entertainment including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of Alliance Entertainment; (f) any material change in the Company's business or corporate structure; (g) any material change in Alliance Entertainment's Certificate of Incorporation or by-laws or other actions which may impede the acquisition of control of Alliance Entertainment by any other person; (h) causing a class of securities of Alliance Entertainment to be delisted from a national securities exchange or to cease to association; (i) causing a class of equity securities of Alliance Entertainment to become eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or (j) any action similar to those enumerated above.

Item 5.     Interest in Securities of the Issuer.

                (a) Mr. Bianco is the beneficial owner (as such term is defined by Rule 13d-3 under the Act) of 12,250,388 shares of Common Stock representing approximately 26.58% of the Company's Common Stock, which includes 1,326,666 shares of Common Stock issuable pursuant to options which are exercisable within 60 days after December 20, 1996.

                (b) Mr. Bianco has (i) sole power to vote 7,616,750 shares of Common Stock, which includes 3,128,560 shares actually owned by him and 4,488,190 shares owned by the Stockholders, but which excludes 1,326,666 shares of Common Stock issuable pursuant to options which are exercisable within 60 days after December 20, 1996; (ii) shared power to vote 3,306,972 shares owned by the Bain Group by virtue of the Amendment to Restated Stockholders Agreement; and (iii) sole dispositive power to dispose of 4,455,226, shares which includes 3,128,560 shares of Common Stock actually owned by Mr. Bianco and 1,326,666 shares of Common Stock issuable pursuant to options held by Mr. Bianco which are exercisable within 60 days after December 20, 1996. Mr. Bianco disclaims that he either has sole or shared power to vote or to direct the vote or the disposition of the 17,681,986 shares of Common Stock owned by the parties to the December 20 Voting Agreement except that he shares power to vote 3,306,972 shares owned by the Bain Group.

                  (c) Except as described herein, Mr. Bianco has not effected a transaction in shares of Common Stock during the past 60 days.

                  (d) Mr. Bianco has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,455,226 shares of Common Stock which Mr. Bianco has sole dispositive power as described in Item 5(b). Otherwise, each holder of shares of Common Stock has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by Mr. Bianco.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         Except as otherwise set forth in this statement and exhibits hereto, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and in this
Schedule 13D regarding the shares of Common Stock beneficially owned by Mr. Bianco.

Item 7.     Material to be filed as Exhibits.

     1. Restated Stockholders' Agreement dated November 30, 1993, among Alliance Entertainment Corp. and the Stockholders.*

     2. Amendment to Restated Stockholders Agreement dated May 18, 1995, among Alliance Entertainment Corp. and the Stockholders.*

     3. Stock Purchase Agreement dated as of August 15, 1996, among Wasserstein & Co., Inc., U.S. Equity Partners, L.P., U.S. Equity Partners (Offshore), L.P. and Joseph Bianco.**

     4. Voting Agreement dated as of August 15, 1996, among Joseph Bianco, John Friedman, Peter Kaufmann, Elliot Newman, Robert Marx, Alvin Teller, Bain Capital, Inc., BT Capital Partners, Inc., U.S. Equity Partners, L.P., U.S. Equity Partners (Offshore), L.P. and Wasserstein & Co., Inc.**

     5. Inducement Agreement dated as of July 16,1 996, among Joseph Bianco, BT Capital Partners, Inc., and BCI Growth, L.P.**

     6. Right of First Refusal Agreement dated as of August 15, 1996, among Alvin Teller, Joseph Bianco and Anil Narang.**

     7. Voting Agreement dated as of July 16,1996, among Joseph Bianco, BT Capital Partners, Inc. and BCI Growth IV, L.P.

     8. Purchase Agreement dated as of December 20, 1996, among the Company, Wasserstein & Co, Inc., Cypress Ventures, Inc. and BT Capital Partners, Inc.

     9. Voting Agreement dated as of December 20, 1996, among Joseph Bianco, Alvin Teller, Bain Capital, Inc., BCI Growth III L.P., BCI Growth IV L.P., BT Capital Partners, Inc., U.S. Equity Partners, L.P., U.S. Equity Partners
(Offshore), L.P., Wasserstein & Co., Inc., Cypress Ventures, Inc., John Friedman, R. Tobias Knobel, Terence Shand, Peter Kaufmann, Elliot Newman and Robert Marx.



----------------------------------------------------
* Previously Filed as an exhibit to Mr. Bianco's Schedule 13D filed June 12,
1995.
**Previously filed as an exhibit to Mr. Bianco's Amendment No. 1 to Schedule 13D filed September 23, 1996.






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



                                     Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



      January 9, 1997
                             By: /s/ Joseph J. Bianco
                                ------------------------------------------------
                                     Joseph J. Bianco

                                  INDEX TO EXHIBITS
EXHIBIT NO.                         DESCRIPTION


     1                   Restated  Stockholders' Agreement dated
                         November 30, 1993,  among AEC
                         and the Stockholders.*


       2                 Amendment to Restated Stockholders
                         Agreement dated May 18, 1995 among AEC
                         and the Stockholders.*

       3 Stock Purchase Agreement dated as of August 15, 1996, among Wasserstein & Co., Inc.,
                         U.S. Equity Partners, L.P., U.S. Equity
                         Partners (Offshore), L.P. and Joseph Bianco.**

       4                 Voting Agreement dated as of August 15,
                         1996, among Joseph Bianco, John Friedman,
                         Peter Kaufmann, Elliot Newman, Robert
                         Marx, Alvin Teller, Bain Capital, Inc., BT
                         Capital Partners, Inc., U.S. Equity Partners, L.P., U.S. Equity Partners (Offshore), L.P. and Wasserstein & Co., Inc.**

       5                 Inducement  Agreement dated as
                         of July 16, 1996,  among Joseph
                         Bianco,  BT  Capital  Partners,
                         Inc., and BCI Growth, L.P.**

       6 Right of First Refusal Agreement dated as of August 15, 1996, among Alvin Teller,
                         Joseph Bianco and Anil Narang.**

       7 Voting Agreement dated as of July 16, 1996, among Joseph Bianco, BT Capital Partners, Inc. and BCI Growth IV L.P.

       8                 Purchase Agreement dated as of December
                         20, 1996, among the Company, Wasserstein
                         & Co, Inc., Cypress Ventures, Inc. and
                         BT Capital Partners, Inc.

       9                 Voting Agreement dated as of December
                         20, 1996, among Joseph Bianco, Alvin
                         Teller, Bain Capital, Inc., BCI Growth III
                         L.P., BCI Growth IV L.P., BT Capital
                         Partners, Inc., U.S. Equity Partners, L.P.,
                         U.S. Equity Partners (Offshore), L.P.,

                         Wasserstein & Co., Inc., Cypress Ventures,
                         Inc., John Friedman, R. Tobias Knobel,
                         Terence Shand, Peter Kaufmann, Elliot
                         Newman and Robert Marx.



















































----------------------------------------
*Previously filed as an exhibit to Mr. Bianco's Schedule 13D filed June 12,
1995.
**Previously  filed  as an  exhibit  to Mr.  Bianco's  Amendment  No.  1 to
Schedule 13D filed September 23, 1996.